EXHIBIT 15.2

Icahn Enterprises L.P.
767 Fifth Avenue
New York, New York 10153

We have reviewed, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the unaudited consolidated interim financial statements of Icahn Enterprises Holdings L.P. and Subsidiaries as of September 30, 2010, and for the three-month and nine-month periods ended September 30, 2010 and 2009, as indicated in our report dated November 15, 2010; because we did not perform an audit, we expressed no opinion on that information.

We are aware that our report referred to above, is being used in this Registration Statement.

We also are aware that the aforementioned report, pursuant to Rule 436(c) under the Securities Act of 1933, is not considered a part of the Registration Statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of that Act.

/s/ GRANT THORNTON LLP

New York, New York
December 28, 2010